EXHIBIT 99.1

Interim results for the period ended June 30, 2023

Highlights and subsequent events

  Golar LNG Limited (“Golar” or “the Company”) reports Q2 2023 Net income of $7 million, and Adjusted EBITDA1 of $83 million, inclusive of $72 million of non-cash items.
  Total Golar Cash1 of $884 million, inclusive of $113 million of restricted cash.
  Executed amendments to existing Hilli debt facility that reduce debt service cost.
  Exercised option to acquire 2004 built LNG carrier Fuji LNG targeted for conversion to a 3.5mtpa MKII FLNG.
  Agreed to sell 1977 built LNG carrier Gandria for net consideration of $15 million.
  Signed heads of terms with Nigeria National Petroleum Corporation (“NNPC”) for joint development of gas fields using FLNG, expanding on the Memorandum of Understanding (“MOU”) signed in April 2023.
  FLNG Gimi conversion works 97% complete. Yard departure scheduled for September 2023.
  Repurchased 1.4 million shares at an average cost of $21.06 per share. 106.0 million shares issued and outstanding as of June 30, 2023.
  Declared dividend of $0.25 per share for the quarter.

FLNG Hilli: Maintained strong operational performance throughout the quarter. Q2 2023 Distributable Adjusted EBITDA1 from FLNG Hilli was $83 million, of which Golar’s share was $79 million, an $11 million decrease compared to Q1 2023, due to lower Brent oil and Dutch Title Transfer Facility (“TTF”) prices. For the remainder of 2023 and 2024, the locked in TTF Distributable Adjusted EBITDA1 as a result of the effective unwinding of prior TTF hedges, which will be additional to Golar’s share of tolling fees and market linked Brent oil and TTF fee exposures, will be allocated as follows:

    July-December 2023: 100% of TTF linked production unwound securing approximately $46 million of Distributable Adjusted EBITDA1 equivalent to approximately $23 million for each of quarters 3 and 4; and
    Full year 2024: 50% of TTF linked production unwound securing approximately $49 million of Distributable Adjusted EBITDA1 equivalent to approximately $12 million per quarter in 2024.

As the TTF hedges have been effectively unwound and secured, Golar remains fully exposed to TTF prices, with additional Distributable Adjusted EBITDA1 of $18 million expected for the remainder of 2023 based on a forward price of $14.7/MMBtu, increasing or decreasing by $1.4 million for every +/- $1.0 change in TTF. Similarly for 2024, based on a forward price of $17.2/MMBtu, Golar expects additional Distributable Adjusted EBITDA1 of $46 million, increasing or decreasing by $3.2 million per annum for every dollar change in TTF.

Amendments to improve the existing sale and leaseback financing for FLNG Hilli through reducing the margin and extending the amortization profile and term were executed during the quarter. Effective June 2023, FLNG Hilli’s annual debt service cost will reduce from around $126 million, to around $93 million, of which Golar’s 94.6% share is $88 million. The amended terms extend the facility maturity from 2028 to 2033.

FLNG Gimi: Is scheduled to leave the yard in September 2023.  Final checks, storing up and sea trials will then take place in Singapore ahead of her voyage to Mauritania and Senegal, expected to commence around the end of September/early October.

A contract interpretation dispute between Golar and BP regarding parts of the pre-commissioning contractual cash flows remains and arbitration proceedings have been initiated. This does not impact the wider execution of the 20-year project that is expected to unlock around $3 billion of Adjusted EBITDA Backlog1 to Golar, equivalent to Annual Adjusted EBITDA1 of around $151 million.

FLNG business development: Strong progress with the potential deployment of Golar’s FLNG vessels to various gas fields in Nigeria has been made since signing the MOU with NNPC in April. Under a further heads of terms signed with NNPC on August 1, 2023, Golar and NNPC have agreed an integrated contractual framework for the joint development of specific gas fields towards potential FLNG projects. The relevant fields could fully utilize FLNG Hilli following the end of her current contract in mid-2026, or utilize a MKII FLNG.

Development of commercial opportunities also continues outside Nigeria for FLNG Hilli and our prospective MKII FLNG, including commercial term negotiations with gas resource owners and government interaction in potential countries of operation. The complexity of offshore gas developments drives the timeline for potential announcements of binding terms for incremental FLNG work. We continue to develop our potential MKII FLNG project with an annual capacity of 3.5MTPA. The cost of a converted FLNG Fuji is expected to be around $2.0 billion, equivalent to approximately $570 per ton. Financing proposals for between $1.2 to $1.5 billion, that are not contingent on an employment contract are being discussed.

FSRU: Costs associated with the Development Agreement to assist Snam S.p.A (“Snam”) with FSRU Tundra’s drydocking, site commissioning and hook-up amounted to $9 million in Q2 2023, included in project development expenses. This project together with its service revenue ended on May 30, 2023. Golar entered into a six month Operation and Services Agreement for FSRU Tundra commencing May 31, 2023 for which Golar will receive a daily service fee.

Snam’s deadline for issuing a Notice to Proceed with the FSRU conversion of the Golar Arctic expired during the quarter. Capitalized engineering and professional services for the conversion have therefore been charged to project development expenses, with a corresponding recognition of compensation received from Snam under other operating income. Golar is considering alternatives for the vessel including other conversion projects, chartering or sale.

Buyback and dividends: During the quarter 1.4 million shares were repurchased and cancelled at an average cost of $21.06 per share, leaving 106.0 million shares issued and outstanding as of June 30, 2023. Of the $150.0 million approved share buyback scheme, $120.5 million remains available for further repurchases which will continue to be opportunistically pursued.

Golar’s Board of Directors approved a total Q2 2023 dividend of $0.25 per share to be paid on or around August 29, 2023. The record date will be August 21, 2023.

Financial Summary

(in thousands of $)	Q2 2023	Q2 2022	% Change	YTD 2023	YTD 2022	% Change
Net income/(loss)	6,910	286,538	(98)%	(85,659)	696,552	(112)%
Net (loss)/income attributable to Golar LNG Ltd	(4,545)	230,032	(102)%	(106,408)	575,214	(118)%
Total operating revenues	77,530	67,227	15%	151,498	140,165	8%
Adjusted EBITDA [1]	82,815	100,917	(18)%	166,963	190,575	(12)%
Golar’s share of Contractual Debt [1]	1,176,630	1,002,228	17%	1,176,630	1,002,228	17%

Financial Review

Business Performance:

	2023		2022
	Apr-Jun	Jan-Mar	Apr-Jun
(in thousands of $)	Total	Total	Total
Net income/(loss)	6,910	(92,569)	286,538
Income taxes	1,445	252	(212)
Net income/(loss) before income taxes	8,355	(92,317)	286,326
Depreciation and amortization	12,450	12,577	13,122
Impairment of long-lived assets	5,021	—	76,155
Unrealized loss/(gain) on oil and gas derivative instruments	76,646	115,011	(181,548)
Realized and unrealized mark-to-market losses on investment in listed equity securities	—	62,308	49,001
Other non-operating expense/(income), net	1,305	(11,128)	(3,887)
Interest income	(11,836)	(11,482)	(921)
Interest expense	610	362	5,279
(Gains)/losses on derivative instruments, net	(11,673)	9,376	(16,341)
Other financial items, net	464	911	4,198
Net losses/(income) from equity method investments	1,577	(1,281)	(4,065)
Net income from discontinued operations	(104)	(189)	(126,402)
Adjusted EBITDA (1)	82,815	84,148	100,917

	2023
	Apr-Jun				Jan-Mar
(in thousands of $)	FLNG	Corporate and other	Shipping	Total	FLNG	Corporate and other	Shipping	Total
Total operating revenues	60,373	11,697	5,460	77,530	56,221	12,347	5,400	73,968
Vessel operating expenses	(15,869)	(7,006)	(1,834)	(24,709)	(15,643)	(2,664)	(266)	(18,573)
Voyage, charterhire & commission expenses	(150)	—	(74)	(224)	(150)	(19)	(67)	(236)
Administrative (expenses)/income	(42)	(7,962)	10	(7,994)	(50)	(10,017)	(1)	(10,068)
Project development expenses	(1,965)	(16,590)	—	(18,555)	(272)	(18,123)	—	(18,395)
Realized gain on oil and gas derivative instruments (2)	46,451	—	—	46,451	57,452	—	—	57,452
Other operating income (3) (4)	2,499	7,817	—	10,316	—	—	—	—
Adjusted EBITDA (1)	91,297	(12,044)	3,562	82,815	97,558	(18,476)	5,066	84,148

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

(3) The line item “Other operating income” in the Unaudited Consolidated Statements of Operations includes FLNG Hilli's overproduction of $2.5 million, which together with $4.1 million included in “Liquefaction services revenue” amounts to $6.6 million.

(4) The line item “Other operating income” in the Unaudited Consolidated Statements of Operations includes the first advance payment of $7.8 million received in 2022, pursuant to the Arctic SPA. As of June 30, 2023, the option to exercise the notice to proceed lapsed, consequently, we retained and recognized the non-refundable first advance payment as income.

	2022
	Apr-Jun
(in thousands of $)	FLNG	Corporate and other	Shipping	Total
Total operating revenues	60,527	6,700	—	67,227
Vessel operating expenses	(14,972)	(1,439)	(1,685)	(18,096)
Voyage, charterhire & commission expenses	(150)	(25)	(569)	(744)
Administrative income/(expenses)	13	(10,038)	71	(9,954)
Project development (expenses)/income	(3,462)	761	—	(2,701)
Realized gain on oil and gas derivative instruments	55,019	—	—	55,019
Other operating income	10,166	—	—	10,166
Adjusted EBITDA(1)	107,141	(4,041)	(2,183)	100,917

Golar reports today Q2 2023 net income of $7 million, before non-controlling interests, inclusive of $72 million non-cash items, comprised of:

  TTF and Brent oil unrealized mark-to-market losses of $77 million;
  impairment of Gandria of $5 million; and
  mark-to-market gain on interest rate swaps of $10 million.

The Brent oil linked component of FLNG Hilli’s fees generates additional annual cash of approximately $3.1 million (Golar share equivalent to $2.7 million) for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. A $16 million realized gain on the oil derivative instrument was recorded in Q2 2023. Golar has an effective 89.1% interest in this. A Q2 2023 realized gain of $7 million was also recognized in respect of fees for the TTF linked production. Golar has an effective 89.4% interest in this. A $23 million realized gain (100% of which is attributable to Golar) on the hedged component of the quarter’s TTF linked fees was also recognized during the quarter. Collectively a $46 million Q2 2023 realized gain on oil and gas derivative instruments was recognized as a result.

The non-cash mark-to-market accounting fair value of the FLNG Hilli Brent oil linked derivative asset decreased by $34 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the unaudited consolidated statement of operations. Similarly, the non-cash mark-to-market accounting fair value of the FLNG Hilli TTF natural gas derivative asset decreased by $21 million during the quarter with a corresponding unrealized loss of the same amount recognized in the unaudited consolidated statement of operations. A $22 million unrealized loss in respect of the economically hedged portion of the Q2 2023 TTF linked FLNG Hilli production was also recognized during the quarter. Collectively this resulted in a $77 million Q2 2023 unrealized loss on oil and gas derivative instruments.

Balance Sheet and Liquidity:

As of June 30, 2023, Total Golar Cash1 was $884 million, comprised of $771 million of cash and cash equivalents and $113 million of restricted cash. Of the $132 million of restricted cash, $19 million is attributable to the FLNG Hilli consolidated lessor-owned VIE.

Within the $322 million current portion of long-term debt and short-term debt as at June 30, 2023 is $315 million in respect of the FLNG Hilli lessor-owned VIE subsidiary that Golar is required to consolidate. Golar’s share of Contractual Debt1 amounts to $1,177 million as of June 30, 2023. Deducting Total Golar Cash1 of $884 million from Golar’s share of Contractual Debt1 of $1,177 million leaves debt of $293 million.

During Q2 2023, $16 million of the Unsecured Bonds were repurchased, reducing the outstanding balance to $139 million as of June 30, 2023. On May 25, 2023, bondholders agreed to amend certain bond terms in order to allow for earlier payment of dividends and for additional share buybacks in exchange for a 3.75% consent fee.

Inclusive of $18 million of capitalized interest, $107 million was invested in FLNG Gimi during the quarter, with the total FLNG Gimi asset under development balance as at June 30, 2023 amounting to $1.3 billion. Of this, $620 million was drawn against the $700 million debt facility secured by FLNG Gimi. Subsequent to the quarter end, a final pre-acceptance tranche of $10 million was drawn and the debt facility now stands at $630 million. Both the investment and debt drawn to date are reported on a 100% basis. Golar’s share of remaining capital expenditure to be funded out of equity, net of the Company’s share of remaining undrawn debt amounts to $167 million.

Expenditure on long-lead items, engineering services and deposits paid on conversion candidate Fuji LNG for the MKII FLNG amounted to $113 million as of June 30, 2023, and is included in other non-current assets.

Sale of the Gandria was agreed for net consideration of $15 million and is expected to complete in early Q4 2023. As a result, Gandria was classified as a vessel held for sale and written down to fair value less cost to sell resulting in the recognition of a non-cash $5 million impairment charge in Q2 2023.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at June 30, 2023 and for the six month period ended June 30, 2023, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
- Accrued underutilization adjustment	Increases the comparability of our operational FLNG, Hilli from period to period and against the performance of other companies by removing the non-distributable income of Hilli, project development costs and the operating costs of the Gandria and Gimi.

Liquidity measures
Contractual debt (1)	Total debt (current and non-current), net of deferred finance charges	'+/- Debt within liabilities held for sale net of deferred finance charges +/-VIE consolidation adjustments +/-Deferred finance charges +/-Deferred finance charges within liabilities held for sale	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of Contractual Debt

Adjusted EBITDA backlog: This is a non-U.S. GAAP financial measure and represents the share of contracted fee income for executed contracts less forecast operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas Vessel
FSRU: Floating Storage Regasification Unit
MKII FLNG: Mark II FLNG

MMBtu: Million British Thermal Units
mtpa: Million Tons Per Annum

Reconciliations - Liquidity Measures

Contractual Debt

(in thousands of $)	June 30, 2023	December 31, 2022	June 30, 2022
Total debt (current and non-current) net of deferred finance charges	1,189,278	1,189,324	1,382,277
VIE consolidation adjustments	177,440	152,133	132,790
Deferred finance charges	29,672	20,955	24,444
Total Contractual Debt	1,396,390	1,362,412	1,539,511
Less: Golar Partners’ (1), Keppel’s and B&V’s share of the FLNG Hilli contractual debt	(33,760)	(358,484)	(376,783)
Less: Keppel’s share of the Gimi debt	(186,000)	(160,500)	(160,500)
Golar’s share of Contractual Debt	1,176,630	843,428	1,002,228

Please see Appendix A for a capital repayment profile for Golar’s Contractual Debt.

(1) On March 15, 2023, we completed the reacquisition of Golar Partners’ Common Units of Hilli LLC from New Fortress Energy Inc ("NFE"). As a result GLNG’s share of FLNG Hilli’s Contractual Debt increased from 44.6% to 94.6%.

Total Golar Cash

(in thousands of $)	June 30, 2023	December 31, 2022
Cash and cash equivalents	770,567	878,838
Restricted cash and short-term deposits (current and non-current)	132,219	134,043
Less: VIE restricted cash and short-term deposits	(18,804)	(21,691)
Total Golar Cash	883,982	991,190

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) entered into in connection with the Greater Tortue/Ahmeyim Project (the “GTA Project”), including the timing of various project infrastructure deliveries to sites such as the floating production, storage and offloading unit and our FLNG, the FLNG Gimi (the “Gimi”). Delays to contracted deliveries to sites could result in incremental costs to both parties to the LOA, delay commissioning works and the unlocking of FLNG Gimi adjusted EBITDA backlog1;
  that an attractive deployment opportunity, or any of the opportunities under discussion for the MKII, one of our FLNG designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
  our ability to close the sale of the liquefied natural gas (“LNG”) carrier Gandria on a timely basis or complete the acquisition of LNG carrier Fuji LNG on a timely basis or at all;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the GTA Project) and other contracts to which we are a party;
  failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  our ability to meet our obligations under the liquefaction tolling agreement (the “LTA”) entered into in connection with the Hilli Episeyo (“FLNG Hilli”);
  our expectation that we will produce the 2023 contract year capacity pursuant to the LTA during 2023. Failure to produce this contracted capacity will require settlement of the resulting production shortfall at the 2023 average excess tolling fee as a reduction to our final LTA billing in 2026;
  continuing uncertainty resulting from our claim for certain pre-commissioning contractual prepayments that we believe we are entitled to receive from BP Mauritania Investments Limited (“BP”) pursuant to the LOA, including timing of eventual resolution, whether our claim will be upheld, any eventual recovery or amounts that we may be required to settle;
  our inability to expand our FLNG portfolio through our innovative FLNG growth strategy;
  our ability to recontract the FLNG Hilli once her current contract ends, and other competitive factors in the FLNG industry;
  our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and Gimi or to monetize our remaining equity holdings in Avenir LNG Limited (“Avenir”) on a timely basis or at all;
  increases in costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance;
  continuing volatility in the global financial markets, including but not limited to commodity prices and interest rates;
  changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
  claims made or losses incurred in connection with our continuing obligations with regard to NFE, Floating Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A (“Snam”);
  the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes in our ability to retrofit vessels as FLNGs or FSRUs and our ability to secure financing for such conversions on acceptable terms or at all;
  changes to rules and regulations applicable to LNG carriers, FLNGs or other parts of the LNG supply chain;
  changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers or FLNGs;
  a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
  global economic trends, competition and geopolitical risks, including impacts from the length and severity of future pandemic outbreaks, rising inflation and the ongoing Ukraine and Russia conflict and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  changes in the availability of vessels to purchase and in the time it takes to build new vessels and our ability to obtain financing on acceptable terms or at all;
  actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on March 31, 2023 (the “2022 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited consolidated financial statements for the three and six months ended June 30, 2023, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the three and six months ended June 30, 2023, includes a fair review of important events that have occurred during the period and their impact on the interim unaudited consolidated financial statements, the principal risks and uncertainties for the remaining period of 2023 and major related party transactions.

August 10, 2023
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Interim results for the period ended June 30, 2023 (https://ml-eu.globenewswire.com/Resource/Download/c04220a8-c275-4809-8ca0-d83f9cea5a92)